UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2025

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019, to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. Since July 2023, our assets have been comprised exclusively of various real estate assets which were collateral for our loans and available cash has or is being deployed to the repositioning of those assets for ultimate sale. We actively manage our assets through our manager, Red Oak Capital GP, LLC, or our Manager, who has also engaged third party asset and property managers, as well as project managers and general contractors to assist in the management and repositioning of our real property assets.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2.0 million in the aggregate and a maximum of $50.0 million in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50.0 million through issuing $4.4 million and $45.6 million of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

2

As of June 30, 2025, the Company did not hold any senior secured loans and held three properties that were acquired through foreclosure with a capitalized cost basis of $17.2 million, net of $3.2 million in accumulated depreciation and accumulated impairment. See the property footnote in the financial statements for additional information.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. Our Sponsor is wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or ROHM.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2025.

As of June 30, 2025, the Company did not hold any senior secured loans and held three properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $17.2 million, net of accumulated depreciation and accumulated impairment on the properties.

On April 25, 2025, the office building located in Southfield, MI, formerly owned by Abdoun Estate Holdings, LLC, was sold at auction by ROCFIII Southfield, LLC, a wholly owned subsidiary of the Company. The Company received approximately $0.8 million on June 5, 2025 after the sale was closed, resulting in a $0.4 million realized loss.

During 2024, ROCFIII Vue Hotel, LLC, a wholly owned subsidiary of the Company and owner of the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $3.3 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested approximately $3.5 million. The $0.2 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

During 2024, ROCFIII 10 Grand Soleil, LLC, a wholly owned subsidiary of the Company and owner of the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $2.1 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested approximately $3.2 million. The $1.1 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

The distribution of net cash flow from operations and net sale proceeds of the two aforementioned JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member, until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member and the remaining to the Common Member.  ROCP retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the in limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances and any accrued returns to ROCP.

3

For the six months ended June 30, 2025, our total revenues from operations, mainly consisting of property income, amounted to $0.2 million. Operating costs for the same period, including bond interest expense of $2.2 million, property expenses of $0.8 million, and interest on the preferred membership liability of $0.5 million amounted to $4.2 million. Net loss for the period amounted to $3.9 million.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2024.

As of June 30, 2024, the Company did not hold any senior secured loans and held four properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $12.9 million, net of accumulated depreciation and accumulated impairment on the properties.

For the six-months ended June 30, 2024, our total revenues from operations, consisting of property rental revenue of $0.4 million and bank interest income of $0.1 million, amounted to $0.5 million. Operating costs for the same period, including bond interest expense of $2.2 million, property rental expenses of $1.3 million, and management fees of $0.4 million, amounted to $4.2 million. Net loss for the period amounted to $3.8 million.

Liquidity and Capital Resources

As of June 30, 2025, we had sold $4.4 million and $45.6 million of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. On September 15, 2022, we elected to redeem all outstanding Series A Bonds. The original maturity date of the Series A Bonds was December 31, 2022. Our principal demands for cash will be for the operation and repositioning of our collateral assets.

As of June 30, 2025, the Company had $44.0 million of Series B Bonds outstanding and cash on hand of $0.8 million.

On February 3, 2025, we announced that we would no longer make regular quarterly payments of interest associated with our outstanding Bonds (we have made all payments of interest through 12/31/24) and would begin the process to seek to liquidate the assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, we received a Notice of Events of Default and Reservation of Rights from UMB Bank, N.A., as the Indenture Trustee, asserting that our announcement constituted a default under the covenants of the Bonds.

Subsequently, we did not make payments of interest associated with the first and second quarters of 2025.  In the meantime, we have been in the process of negotiating a forbearance agreement with the Indenture Trustee which will provide approximately two years for us to reposition and orderly liquidate the real estate assets.

Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

4

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the available cash in the repositioning and sale of our collateral assets.

During the second quarter of 2025, the Company’s wholly owned subsidiary sold an office building in Southfield, MI at auction and received approximately $0.8 million in proceeds, net of fees.

On September 1, 2024, the Company authorized the special purpose entities associated with the two hospitality assets in Natchez, MS, to issue to Red Oak Capital Properties, LLC (“ROCP”), a related party, preferred membership interests in exchange for ROCP’s contribution of $3.3 million and $2.1 million to the entities, respectively (the “Preferred Investments”), for purposes of funding the remaining renovation costs of the two assets. Renovations on the property owned by ROCFIII 10 Grand Soleil, LLC, a wholly owned subsidiary of the Company, were completed in the fourth quarter of 2024. Over the next year we expect property-level net operating income to increase significantly, resulting in an increase to the property’s market value. We anticipate that renovations on the property owned by ROCFIII Vue Hotel, LLC, also a wholly owned subsidiary of the Company, will be completed in the fourth quarter of 2025. Upon completion, we expect property-level net operating income to increase significantly, resulting in increases in the market value of the property; however, the magnitude and timing are uncertain and subject to operating performance, market conditions, and other factors. Management is also considering other options to enhance the value of the hotels, including, but not limited to, the potential of pursuing a Mississippi gaming license. There can be no assurance the license will be granted, if pursued, or that it will have the anticipated effects.

Item 2. Other Information

None.

5

Item 3. Financial Statements

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2025 AND DECEMBER 31, 2024

6

F-1

Red Oak Capital Fund III, LLC
Balance Sheets
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$825,105	$1,154,587
Accounts receivable	-	35,165
Other current assets	34,913	34,002
Due from related parties	348	348
Prepaid expenses	-	4,125
Total current assets	860,366	1,228,227

Long-term assets:
Property, net	17,219,375	16,374,629
Total long-term assets	17,219,375	16,374,629

Total assets	$18,079,741	$17,602,856

Liabilities and Member's Deficit

Current liabilities:
Bond interest payable	$1,869,150	$934,575
Accrued return to preferred member	336,759	96,509
Due to managing member	428,943	39,290
Other current liabilities	134,551	45,818
Current portion of Series B bonds payable, net	43,641,664	43,308,845
Accounts payable	1,163,549	726,977
Total current liabilities	47,574,616	45,152,014

Long-term liabilities:
Preferred membership liability, net	5,586,005	3,411,237
Contingent return, at fair value	1,228,616	1,445,508
Total long-term liabilities	6,814,621	4,856,745

Member's deficit	(36,309,496)	(32,405,903)

Total liabilities and member's deficit	$18,079,741	$17,602,856

The accompanying footnotes are an integral part of the financial statements.

F-2

Red Oak Capital Fund III, LLC
Statements of Operations (Unaudited)
	For the Six Months Ended June 30
	2025	2024

Revenue:
Bank interest income	$6,397	$66,932
Property income	171,668	397,422
Total revenue	178,065	464,354

Expenses:
Bond interest expense	2,201,970	2,235,141
Interest on preferred membership liability	486,356	-
Management fees	384,825	390,075
Professional fees	199,958	107,350
Property expenses	757,439	1,291,426
Depreciation expense	182,308	212,139
Total expenses	4,212,856	4,236,131

Other income (expense)
Realized gain on extinguished debt	-	19,500
Realized loss on property, net	(389,044)	-
Change in fair value of contingent return	216,891	-
Reversal of unrealized loss on property, net	303,351	-
Total other income (expense)	131,198	19,500

Net loss	$(3,903,593)	$(3,752,277)

The accompanying footnotes are an integral part of the financial statements.

F-3

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Capital
(Unaudited)
Managing Member

Member's deficit, January 1, 2024	$(24,681,505)

Net loss	(3,752,277)

Member's deficit, June 30, 2024	$(28,433,782)

Member's deficit, January 1, 2025	$(32,405,903)

Net loss	(3,903,593)

Member's deficit, June 30, 2025	$(36,309,496)

The accompanying footnotes are an integral part of the financial statements.

F-4

Red Oak Capital Fund III, LLC
Statements of Cash Flows
(Unaudited)	For the Six Months Ended June 30
	2025	2024

Cash flows from operating activities:
Net loss	$(3,903,593)	$(3,752,277)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance costs	332,819	346,441
Depreciation expense	182,308	212,139
Realized loss on property, net	389,044	-
Reversal of unrealized loss on property, net	(303,351)	-
Change in fair value of derivative liability	(216,891)	-
Change in other operating assets and liabilities:
Net change in other current assets	(911)	6,900
Net change in accounts receivable	35,165	-
Net change in prepaid expenses	4,125	-
Net change in bond interest payable	934,574	(5,950)
Net change in accrued return to preferred member	240,249	-
Net change in due to managing member	389,652	390,075
Net change in other current liabilities	88,733	192,082
Net change in accounts payable	436,572	(54,484)

Net cash used in operating activities	(1,391,505)	(2,665,074)

Cash flows from investing activities:
Capitalized expenditures on property held	(2,030,672)	(651,274)
Proceeds from sale of property, net	917,925	-

Net cash used in investing activities	(1,112,747)	(651,274)

Cash flows from financing activities:
Proceeds from preferred membership interest	2,174,770	-
Redemptions of Series B Bonds	-	(280,000)

Net cash provided by (used in) financing activities	2,174,770	(280,000)

Net change in cash and cash equivalents	(329,482)	(3,596,348)

Cash and cash equivalents, beginning of period	1,154,587	7,344,328

Cash and cash equivalents, end of period	$825,105	$3,747,980

Supplemental non-cash disclosures of cash flow information:
Interest paid	$934,575	$1,894,650

The accompanying footnotes are an integral part of the financial statements.

F-5

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

1.	Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the initial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical developments, and tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of construction on properties, an increase in rehabilitation costs, higher rate of borrowings, and delayed asset sale closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred losses since inception, including $3.9 million for the period ended June 30, 2025, resulting in a members’ deficit of $36.3 million as of June 30, 2025.  During the year ended December 31, 2024, the Company took on a related party investment from Red Oak Capital Properties, LLC to assist in increasing the overall value of property held, with the intention of maximizing proceeds upon liquidation of these assets. On February 3, 2025, the Company issued a formal notice to holders of the Series B bonds, informing them that the Company does not have sufficient cash flow or cash on hand to make any further interest payments to bondholders, provide for redemption requests, or to make further loans.

UMB Bank, N.A. as the trustee of the Series B bond indenture, issued a Notice of Events of Default and Reservation of Rights, asserting that the Company’s February 3, 2025 announcement constituted a default under the covenants of the Bonds.

The Managing Member plans to address these matters by liquidating the portfolio of assets in an orderly manner in an effort to maximize value and distribute the proceeds to the bondholders. They plan to complete their renovations of two operating hotels and bring them to full occupancy, which they believe will generate the largest amount of proceeds from the subsequent liquidation. Management is considering other options to enhance the value of the hotels, including, but not limited to, the potential of pursuing a Mississippi gaming license. There can be no assurance the license will be granted, if pursued, or that it will have the anticipated effects. There can be no assurances that these actions will generate sufficient cash flows to repay all outstanding liabilities, including the interest and principal due to the Series B bondholders.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

F-6

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Principles of consolidation

The consolidated financial statements include the accounts of Red Oak Capital Fund III, LLC and its wholly owned operating subsidiaries, ROCFIII Vue Hotel, LLC, ROCFIII 10 Grand Soleil, LLC, and ROCFIII Pembroke, LLC (collectively, the “Company”). All significant inter-company transactions and account balances have been eliminated.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

F-7

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 30 years. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, an impairment charge will be recorded as an unrealized loss.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable had consisted of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans was dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable had heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company recognized an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance was based on the credit losses expected to arise over the life of the asset (contractual term), which included consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. At June 30, 2025 and December 31, 2024, allowance for loan losses was zero.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. The Company did not hold any loans at June 30, 2025 or December 31, 2024.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. There was no accretion of loan origination income for the periods ended June 30, 2025 and June 30, 2024. The Company had no mortgage loans receivable at June 30, 2025 and December 31, 2024, respectively.

F-8

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Hotel Rental Revenue

The Company owned and operated two hotels at June 30, 2025 and December 31, 2024, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized in property income in the statements of operations.

Other Rental Revenue

The Company records rental revenue at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at June 30, 2025 and December 31, 2024, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a single member LLC, the Company is treated as a disregarded entity for tax purposes. As such, it does not file its own tax returns. All tax attributes resulting from the Company’s operations are captured by the Managing Member.

F-9

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

2.	Significant Accounting Policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Property, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. As of September 1, 2024, the Company now owns ROCFIII Vue Hotel, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During the year ended December 31, 2024, the Company closed the hotel for renovation. The Company plans to bring the hotel back on-line before the end of 2025 and ultimately list it for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. As of September 1, 2024, the Company now owns ROCFIII 10 Grand Soleil, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During the year ended December 31, 2024, the Company closed the hotel for renovation. The hotel reopened in the first quarter of 2025 and the Company plans to ultimately list it for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3.0 million. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property. On April 25, 2025, the Company sold the property formerly owned by Abdoun Estate Holdings, LLC and received approximately $0.8 million in proceeds from the sale, net of fees.

On August 9, 2022, the medical office building located in Pembroke, NC, formerly owned by Burooj Holdings, LLC, was acquired through foreclosure. The note originally matured on March 18, 2021. The Company now owns ROCFIII Pembroke, LLC, which owns the property. The Company has engaged Hilco to aid in selling the property.

At June 30, 2025 and December 31, 2024, the property balance represented foreclosed commercial real estate recorded as a result of obtaining physical possession of the property. At the date of foreclosure, the properties were originally classified as held for sale. During the year ended December 31, 2023, the properties were no longer classified as held for sale, and depreciation began based on the new cost basis. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through June 30, 2025. During the six-months ended June 30, 2025, due to a sale of property held, an unrealized gain on impairment was recorded which decreased the accumulated impairment below by $303,351.

Depreciation expense for the periods ended June 30, 2025 and June 30, 2024 was $182,308 and $212,139, respectively, and reflects depreciation for the period the properties were in operation.

F-10

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

3.	Property, net (continued)

Property, net as of June 30, 2025 and December 31, 2024 is comprised of the following:

	06/30/2025	12/31/2024
Real estate	$20,417,622	$20,018,878
Accumulated depreciation	(866,768)	(820,522)
Accumulated impairment	(2,331,479)	(2,823,727)

Property, net	$17,219,375	$16,374,629

4.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross bond principal outstanding. For the six months ended June 30, 2025 and June 30, 2024, $0.4 million and $0.4 million management fees were incurred, respectively. As of June 30, 2025 and December 31, 2024 $0.4 million and $0 of management fees were held as payable to the Managing Member.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the six months ended June 30, 2025 and June 30, 2024, no acquisition fees were incurred. As of June 30, 2025 and December 31, 2024, no acquisition fees were held as payable to the Managing Member.

During the year ended December 31, 2024 the Company entered into a preferred equity agreement with Red Oak Capital Properties, LLC, a related party. See Note 7.

5.	Member’s equity
During the six months ended June 30, 2025 and June 30, 2024, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions.

6.	Bonds payable

During the six months ended June 30, 2025 and June 30, 2024, the Company did not issue any bonds as the offering is closed. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2025 and December 31, 2024, there have been approximately $4.5 million of debt issuance costs incurred by the Company. During the six months ended June 30, 2025 and June 30, 2024, $0.3 million and $0.3 million was amortized to bond interest expense, respectively.

Bonds payable as of June 30, 2025 and December 31, 2025 are comprised of the following:

	06/30/2025	12/31/2024
Series B bonds payable	$43,980,000	$43,980,000
Unamortized debt issuance costs	(338,336)	(671,155)

Total bonds payable, net	$43,641,664	$43,308,845

F-11

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

6.	Bonds payable (continued)

The Company had executed quarterly interest payments to the Series B Bondholders, through December 31, 2024, at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the six months ended June 30, 2025 and June 30, 2024, the Company has recorded $2.2 million and $2.2 million as bond interest expense, respectively. As of June 30, 2025 and December 31, 2024, $1.9 million and $0.9 million was held as payable to Series B Bondholders, respectively.

On February 3, 2025, we announced that we would no longer make regular quarterly payments of interest associated with our outstanding Bonds (we have made all payments of interest through 12/31/24) and would begin the process to seek to liquidate the assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, we received a Notice of Events of Default and Reservation of Rights from UMB Bank, N.A., as the Indenture Trustee, asserting that our announcement constituted a default under the covenants of the Bonds. Subsequently, we did not make payments of interest associated with the first and second quarters of 2025. In the meantime, we have been in the process of negotiating a forbearance agreement with the Indenture Trustee which will provide approximately two years for us to reposition and orderly liquidate the real assets.

7.	Preferred membership interest

On September 1, 2024, ROCFIII Vue Hotel, LLC, which owns the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $3.3 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested $3.5 million. The $0.2 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

On September 1, 2024, ROCFIII 10 Grand Soleil, LLC, which owns the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $2.1 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested $3.2 million. The $1.1 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

The distribution of net cash flow from operations and net sale proceeds of the two aforementioned JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member, until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member (the “contingent return”) and the remaining to the Common Member. ROCP retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the in limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances and any accrued returns to ROCP.

F-12

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2025 and December 31, 2024

7.	Preferred membership interest (continued)

The contingent return qualifies as a derivative and is accounted for at fair value. The original fair value of the derivative is recorded as a debt discount and amortized to interest expense over the three year life of the agreement. The fair value of the contingent return recorded at inception was $1.5 million recorded at fair value on the Company’s balance sheet. The offset of this amount was recorded as a debt discount and amortized. Total amortization for the six-months ended June 30, 2025 was $0.2 million. Subsequent changes in fair value of the contingent return are recorded as other income/expense. The fair value of the derivative liability at June 30, 2025 and December 31, 2024 was $1.2 million and $1.4 million, respectively.

As the fair value of the derivative is calculated based on the fair value of the underlying real estate, the valuation of this instrument is considered to be level 3.

The carrying amount of the preferred membership liability is as follows:

	06/30/2025	12/31/2024
Preferred membership liability	$6,677,077	$4,748,414
Discount	(1,091,072)	(1,337,177)

Preferred membership liability, net	$5,586,005	$3,441,237

8.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9.	Subsequent events

On July 25, 2025, the Company entered into a $1.7 million senior secured note for the property owned by ROCFIII Pembroke, LLC with lender, Red Oak Income Opportunity Fund II, LLC, a related party. The Company received proceeds of approximately $1.3 million, net of reserves and fees at initial funding.

On September 10, 2025, the Company made the decision to change the property manager and general contractor for the two hotels located in Natchez, MS. The Company has engaged Tristar Hotel Group to operate both properties and Pinnacle Management to lead the remaining renovations moving forward.

The financial statements were approved by management and available for issuance on September 29, 2025.

F-13

Item 4. Exhibits

Exhibit Number	Description of Exhibit
(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.

*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member and Manager

By:	Red Oak Capital Holdings, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC, a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

Date:	September 29, 2025

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

Date:	September 29, 2025

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